VOTING RESULTS OF SPECIAL MEETINGS OF SHAREHOLDERS

A special meeting of shareholders (the “Special Meeting”) of the Frontegra Columbus Core Plus Fund and Frontegra Columbus Core Fund (collectively, the “Funds”) was held on April 18, 2011.  At the Special Meeting, shareholders voted on a proposal to approve a new subadvisory agreement between Frontegra Asset Management, Inc. (the “Adviser”), on behalf of the Funds, and Scout Investments, Inc. (“Scout Investments”).  Shareholders also voted on a proposal to approve the agreement and plan of reorganization between the Frontegra Funds, Inc. (the “Company”), on behalf of the Funds, and Scout Funds, Inc. (“Scout Funds”), on behalf of the Scout Core Plus Bond Fund and Scout Core Bond Fund (the “Scout Bond Funds”).  Further details regarding each proposal and the Special Meeting are contained in a definitive proxy statement filed with the SEC on March 11, 2011.

At the Special Meeting held on April 18, 2011, the following actions were taken:

(1)	A new subadvisory agreement between Scout Investments and the Adviser was approved by shareholders of each Fund (voting separately on a Fund-by-Fund basis) as follows:

Fund	Votes For	Votes Against	Abstained	Broker Non-Votes
Frontegra Columbus Core Plus Fund	9,200,083	8,801	13,122	N/A
Frontegra Columbus Core Fund	5,595,358	13,851	0	N/A

(2)
The agreement and plan of reorganization between the Company, on behalf of each of the following Funds, and Scout Funds, on behalf of the Scout Bond Funds, was approved by shareholders of each Fund (voting separately on a Fund-by-Fund basis) as follows:

Fund	Votes For	Votes Against	Abstained	Broker Non-Votes
Frontegra Columbus Core Plus Fund	9,200,083	8,801	13,122	N/A
Frontegra Columbus Core Fund	5,595,358	13,851	0	N/A